Exhibit 99.1

AEGON completes acquisition of remaining 50% stake in BT AEGON

¡ AEGON and Banca Transilvania remain partners through new distribution deal

AEGON has completed its acquisition of Banca Transilvania’s 50% shareholding in BT AEGON, the Romanian pension business the two companies set up last year. The agreement to buy Banca Transilvania’s stake was originally announced in January of this year. AEGON paid approximately EUR 11 million for the shareholding, which gives AEGON full control of the pension business.

As part of the transaction, AEGON and Banca Transilvania have signed a distribution agreement under which Banca Transilvania will continue to offer AEGON life insurance and pension products. This agreement allows both Banca Transilvania and AEGON to benefit from the expected growth in the Romanian pension and life insurance markets in the coming years. Banca Transilvania is one of Romania’s leading banks, with more than one million retail clients and an extensive network of over 500 branches across the country.

The acquisition will further strengthen AEGON’s position both in Romania and in the Central & Eastern European region as a whole. AEGON currently has businesses in six countries across Central & Eastern Europe – the Czech Republic, Hungary, Poland, Romania, Slovakia and Turkey.

Media relations	Website	20090623
+31 (0)70 344 8956	www.aegon.com

Investor relations
+31 (0)70 344 8305

About AEGON

As an international life insurance, pension and investment company based in The Hague, AEGON has businesses in over twenty markets in the Americas, Europe and Asia. AEGON companies employ just over 31,000 people and have over 40 million customers across the globe.

Key figures	First quarter 2009	Full year 2008
Underlying earnings before tax	EUR (22) million	EUR 1.57 billion

New life sales	EUR 543 million	EUR 2.63 billion

Gross deposits	EUR 8.2 billion	EUR 40.75 billion

Revenue generating investments (End of period)	EUR 334 billion	EUR 332 billion

Group Corporate Communications & Investor Relations

Media relations	Investor relations
Greg Tucker	Gerbrand Nijman
+ 31 (0)70 – 344 8956	+ 31 (0)70 – 344 8305 or 877 548 9668 – toll free USA only
E-mail: gcc-ir@aegon.com	E-mail: ir@aegon.com

Website www.aegon.com

Local knowledge. Global power.  |    Page 2 of 3

Forward-looking statements

The statements contained in this press release that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, should, would, is confident, will, and similar expressions as they relate to our company. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. We undertake no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in our fixed income investment portfolios; and

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities we hold;

•	The frequency and severity of insured loss events;

•	Changes affecting mortality, morbidity and other factors that may impact the profitability of our insurance products;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting our operations, the products we sell, and the attractiveness of certain products to our consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which we operate;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Litigation or regulatory action that could require us to pay significant damages or change the way we do business;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect the distribution cost of or demand for our products;

•	Our failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving initiatives; and

•	The impact our adoption of the International Financial Reporting Standards may have on our reported financial results and financial condition.

Further details of potential risks and uncertainties affecting the company are described in the company’s filings with Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Local knowledge. Global power.  |    Page 3 of 3